UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Starbox Group Holdings Ltd.

(Name of Issuer)

Ordinary shares, par value $0.001125 per share

(Title of Class of Securities)

G8437S115

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8437S115	Page 1 of 6

1.	Names of Reporting Persons ZYZ Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Saint Kitts and Nevis

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person FI

This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities.

CUSIP No. G8437S115	Page 2 of 6

1.	Names of Reporting Persons. Choo Teck Hong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 390,000*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 390,000*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 390,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%**
12.	Type of Reporting Person IN

*	Represents ordinary shares held by Choo Teck Hong, as of December 31, 2023.

**	Percentage of class is calculated based on 84,004,984 ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities.

CUSIP No. G8437S115	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Starbox Group Holdings Ltd.

(b) Address of Issuer’s Principal Executive Offices: VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100 Kuala Lumpur, Malaysia

ITEM 2.

2(a) Name of Person Filing:

ZYZ Group Holdings Limited

Choo Teck Hong

The shares reported herein are directly held by ZYZ Group Holdings Limited. Choo Teck Hong is the sole shareholder of ZYZ Group Holdings Limited. Accordingly, Choo Teck Hong may be deemed to indirectly beneficially own the securities of the Issuer held by ZYZ Group Holdings Limited.

2(b) Address of Principal Business Office, or if None, Residence:

Address of ZYZ Group Holdings Limited: Hamilton Reserve Plaza, Building #1, Suite 102, P.O. Box 590, Nevis, Saint Kitts and Nevis.

Business address of Choo Teck Hong: No. 50, Jalan Jalil Perkasa 9/155B, Taman Esplanad, Bukit Jalil, 57000 Kuala Lumpur, Malaysia.

2(c) Citizenship:

ZYZ Group Holdings Limited: Saint Kitts and Nevis

Choo Teck Hong: Malaysia

2(d) Title of Class of Securities:

Ordinary shares, par value $0.001125 per share

2(e) CUSIP Number:

G8437S115

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G8437S115	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

As of December 31, 2023, ZYZ Group Holdings Limited and Choo Teck Hong had ceased to be the beneficial owners of more than five percent of the Issuer’s shares.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G8437S115	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

By:	/s/ Choo Teck Hong
Name:	Choo Teck Hong

ZYZ Group Holdings Limited

By:	/s/ Choo Teck Hong
Name:	Choo Teck Hong
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G8437S115	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement